Alliance World Dollar Government Fund II, Inc.	Exhibit 77C
811-7732


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance World Dollar
Government Fund II, Inc. ("AWDGF II") was held on March 24, 2005.
A description of each proposal and number of shares voted at the meeting are as follows:

Shares
Voted For

Shares
Withheld

To elect four Directors of AWDGF II for a term of two or three years and until his or her successor is duly elected and qualifies

Class One Nominee (term expires 2007):
Michael J. Downey

Class Two Nominees (terms expire 2008):

William H. Foulk, Jr.

John H. Dobkin

James M. Hester


59,642,316.9428






59,652,129.9428

59,669,716.9121

59,634,056.5508



1,285,834.2180




1,276,021.2180

1,258,434.2487

1,294,094.6100